Filed Pursuant to Rule 433
Registration No. 333-130138
December 6, 2005

Banc of America Securities LLC

St. Jude Medical, Inc.
2.800% Convertible Senior Debentures Due 2035

Issuer:	St. Jude Medical, Inc.

Title of securities:	2.800% Convertible Senior Debentures Due 2035

Issue price:	100%

Underwriting discount:	0.40%

Aggregate principal amount offered:	$600 million (excluding option to purchase up to $60 million of additional debentures to cover over-allotments)

Net proceeds:	$597.2 million ($656.9 million if the over-allotment option is exercised in full)

Maturity:	December 15, 2035

Annual interest rate:	2.800% per annum, accruing from the settlement date

Interest payment dates:	Each June 15 and December 15, beginning June 15, 2006

Call dates:	Issuer may, at its option, redeem all or a portion of the debentures on or after December 15, 2006

Put dates:	Holders may require the issuer to repurchase all or a portion of their debentures on 12/15/06, 12/15/08, 12/15/10, 12/15/15, 12/15/20, 12/15/25, 12/15/30

Conversion rate:	15.5009 shares of common stock per $1,000 aggregate principal amount of debentures

Conversion price:	$64.51 (approx) per share of common stock

Settlement:	December 12, 2005

U.S. Federal Income Tax Considerations:	Comparable yield is 6.18%

Adjustment to conversion rate upon certain Change of Control events on or prior to December 15, 2006:

The following table sets forth the stock price, effective date and number of additional shares to be issuable per $1,000 principal amount of debentures. The maximum number of additional shares issuable per $1,000 of debentures is 3.8751:

	Stock Price
Effective Date	$51.61	$52.00	$54.00	$56.00	$58.00	$60.00	$64.51	$70.00	$75.00	$80.00	$85.00	$90.00	$100.00	$110.00	$120.00

12-Dec-05	3.88	3.77	3.23	2.73	2.32	1.98	1.31	0.83	0.54	0.34	0.25	0.18	0.12	0.09	0.08
15-Mar-06	3.80	3.68	3.11	2.58	2.11	1.76	1.06	0.59	0.33	0.18	0.12	0.07	0.05	0.04	0.04
15-Jun-06	3.74	3.61	2.99	2.40	1.87	1.49	0.72	0.31	0.10	0.01	0.00	0.00	0.00	0.00	0.00
15-Sep-06	3.81	3.66	2.95	2.29	1.68	1.29	0.52	0.07	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Dec-06	3.88	3.26	2.66	2.01	1.50	1.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.